Exhibit 1

HAVAS  [LOGO]

                                               Suresnes, March 10, 2006, 5.35 pm


PRESS RELEASE


                               Havas: 2005 Results


      o     Revenue of (euro)1,461 million

      o     Organic growth of +2.5%

      o Income from operations of (euro)152 million, giving a margin of 10.4%, compared with 10.5% in 2004

      o Operating income of (euro)128 million, compared with (euro)172 million in 2004

      o Net income (Group share) of (euro)59 million compared with (euro)55 million in 2004, i.e. +8%

      o     Diluted earnings per share of 14 cents, versus 16 cents in 2004

      o     Average net debt of (euro)542 million, after (euro)538 million in
            2004

      o     2005 proposed dividend per share of 3 cents


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

At its meeting on March 10, the Board of Directors, chaired by Vincent Bollore, approved the 2005 financial statements drawn up in accordance with IFRS accounting standards applicable on December 31, 2005.


      1.    2005 results

      o Organic growth was 2.5% in 2005. Revenue, however, was down 2% by comparison with 2004, due primarily to the impact of the disposals programme decided at the end of 2003 and implemented in 2004.

      o The Operating income has two main components: Income from operations, and Other operating expenses and income.

            o     Income from operations down slightly

                  Income from operations stood at (euro)152 million in 2005 compared with (euro)157 million in 2004, giving a margin of 10.4% in 2005 versus 10.5% in 2004.

            o A significantly negative total for "Other operating expenses and income"

                  In 2005, Other operating expenses and income produced a negative total of (euro)24 million, in contrast with the positive total of (euro)15 million in 2004. For 2005, these include:
                        o Costs associated with the departure of the Group's former CEO amounting to over (euro)10 million,
                        o Provisions for litigation by former senior executives or employees amounting to (euro)11 million,
                        o     Goodwill impairment of (euro)21 million,
                        o Capital gains and losses on disposals which produced a net total of + (euro)18 million.

      o The Financial result improved significantly, largely due to the partial buy-back of 2006 convertible bonds in 2004 which generated savings of (euro)39 million in 2005.

      o Income tax was sharply reduced despite relatively stable income before tax, bringing the effective tax rate down from 28% to 17%, due primarily to increased recognition of deferred tax assets.

      o Net income (Group share) rose from (euro)55 million to (euro)59 million, i.e. an increase of 8% over 2004.

      o Earnings per share, whether basic or diluted, did not keep pace with this trend due to the full-year impact of the capital increase carried out in October 2004. Earnings per share, basic or diluted, fell from 16 cents in 2004 to 14 cents in 2005.

      2. Financial position at December 31, 2005

Net debt at December 31, 2005 was (euro)417 million, compared with (euro)311 million at December 31, 2004.

This increase in net debt at year-end is due to one-off items related to changes in working capital requirements. Average net debt over the year was (euro)542 million in 2005 compared with (euro)538 million in 2004.

The 2006 convertible bond was redeemed in full on January 1, 2006 for (euro)221 million.

      3.    2005 dividend

The Board of Directors has decided to recommend to the next Annual Shareholders' Meeting, that will be held on May 23th next, a dividend of 3 cents per share, compared with 7 cents in 2004.

      4. Net New Business(a) 2005

Net new business for 2005 totaled (euro)1,055 million in estimated annual billings.

The main accounts won in 2005 were:

      >> Integrated communications: Jaguar, ESPN Mobile and Lukoil in the United States, LG Electronics at the pan-European level;

      >> Traditional advertising: RadioShack, Sony Electronics, CareFirst, Hershey's and Verizon in the United States, Afflelou, Champion, Cacharel Parfums, Tac O Tac, le Transilien (SNCF), Le Figaro, GMF and BHV in France, News Corporation Ltd, Superdrug Stores Plc in the United Kingdom, Sogecable in Spain, Citroen in Russia, Turkiye Is bankasi in Turkey, Palmers in Austria, Germany, Eastern and Central Europe; eBay in China and Dell in South-East Asia;

      >> Media: Citroen at the pan-European level, AutoZone, Amica Insurance, BAE Systems, Esurance and Hershey's in the United States, P&O Ferries in Great Britain, the Netherlands and Belgium, Peugeot in the Netherlands and Belgium, Telepizza, Hasbro and Tourespana in Spain, EDF, ING Direct, Interparfums (Burberry, Lanvin and Lacroix), Danone, Axa and Lagardere in France, easyMobile in Germany and the Netherlands;

      >> Marketing services: Heineken, Danone (CRM), Danoe, the 2007 Rugby World Cup and Tena in France; DirectBuy (U.S.), easyMobile (Netherlands, Germany and Great Britain);

      >>    Corporate/finance: EDF and Previade-Mutouest in France.

      >>    Healthcare: Benefiber (Novartis) and Lidoderm in the United States.

      5. An excellent year for creativity in 2005

At the 52nd International Advertising Festival in Cannes, the Havas Group won awards in a number of categories: Euro RSCG Worldwide shared top ranking in terms of awards received in the Cyber category, Euro RSCG 4D Sao Paolo was rated third best interactive agency and Euro RSCG 4D Amsterdam/Fuel was awarded four Lions including one in the Titanium category (best integrated communications campaign).

In addition, Euro RSCG Worldwide was ranked 8th worldwide in the Gunn Report, the international benchmark for creativity, while the Arnold Boston agency was ranked 3rd in the United States and is a member of the highly exclusive club of just nine agencies to have appeared in every Gunn Report ranking since its was first introduced. Two Euro RSCG Worldwide films featured amongst the campaigns that received most awards in 2005: the Peugeot "Toys" and Citroen "Carbot" films.

      6. Outlook

In order for Havas Group managers and employees to benefit from the group's growth, the Board of Directors has decided to propose to the Annual Shareholders' Meeting the introduction of a new stock options plan, the creation of an allotment of free shares and the launch of an employee share-ownership programme.

      7. Decision by the Board of Directors

The Board of Directors thanked Philippe Wahl for turning around the Havas Group and appointed Fernando Rodes as Chief Executive Officer of Havas.


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

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

(a) Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                            Solenne Anthonioz
                                           Tel: +33 (0)1 58 47 90 27
                                           solenne.anthonioz@havas.com

Investor Relations:                        Herve Philippe
                                           Chief Financial Officer
                                           Tel: +33 (0)1 58 47 91 23
                                           relations.actionnaires@havas.com





2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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

APPENDICES: CONSOLIDATED FINANCIAL STATEMENTS

      I. Consolidated income statement for the year ended December 31, 2005

--------------------------------------------------------------------------------
               (in (euro) million)                              2005       2004
--------------------------------------------------------------------------------
Revenue                                                        1 461      1 491
--------------------------------------------------------------------------------
Compensation                                                    (901)      (903)
--------------------------------------------------------------------------------
Other expenses and income from operations                       (408)      (431)
--------------------------------------------------------------------------------
Income from operations                                           152        157
--------------------------------------------------------------------------------
Other operating expenses                                         (42)        (7)
--------------------------------------------------------------------------------
Operating income                                                 128        172
--------------------------------------------------------------------------------
Interest income                                                   18         23
--------------------------------------------------------------------------------
Cost of debt                                                     (59)       (93)
--------------------------------------------------------------------------------
Other financial expenses and income                               (2)       (16)
--------------------------------------------------------------------------------
Net financial expense                                            (43)       (86)
--------------------------------------------------------------------------------
Income of fully consolidated companies before tax                 85         86
--------------------------------------------------------------------------------
Income tax expense                                               (14)       (24)
--------------------------------------------------------------------------------
Net income of fully consolidated companies                        71         62
--------------------------------------------------------------------------------
Share of profit (loss) of associates                              (3)         1
--------------------------------------------------------------------------------
Net income                                                        68         63
--------------------------------------------------------------------------------
Minority interests                                                (9)        (8)
--------------------------------------------------------------------------------
Net income, Group share                                           59         55
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earnings per share (in (euro))
--------------------------------------------------------------------------------
    Basic                                                       0,14       0,16
--------------------------------------------------------------------------------
    Diluted                                                     0,14       0,16
--------------------------------------------------------------------------------

      II. Consolidated balance sheet as at December 31, 2005

--------------------------------------------------------------------------------
                                                           31.12.05     31.12.04
              ASSETS (in (euro) million)                     Net          Net
--------------------------------------------------------------------------------
Non-current assets
--------------------------------------------------------------------------------
Goodwill                                                    1 450        1 381
--------------------------------------------------------------------------------
Other intangible assets                                        26           24
--------------------------------------------------------------------------------
Property and equipment                                        102          113
--------------------------------------------------------------------------------
Equity investments                                             13            6
--------------------------------------------------------------------------------
Financial assets available for sale                            12           16
--------------------------------------------------------------------------------
Deferred tax assets                                           126          107
--------------------------------------------------------------------------------
Other non-current financial assets                              7           10
--------------------------------------------------------------------------------
Total Non-current assets                                    1 736        1 657
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------
Inventories and work in progress                               59           46
--------------------------------------------------------------------------------
Accounts receivable                                         1 219        1 011
--------------------------------------------------------------------------------
Current tax receivables                                         6            6
--------------------------------------------------------------------------------
Other receivables                                             364          299
--------------------------------------------------------------------------------
Other current financial assets                                 23           28
--------------------------------------------------------------------------------
Cash and cash equivalents                                     603          534
--------------------------------------------------------------------------------
Total Current assets                                        2 274        1 924
--------------------------------------------------------------------------------
TOTAL ASSETS                                                4 010        3 581
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                              31.12.05  31.12.04
          LIABILITIES AND EQUITY (in (euro) million)             Net       Net
--------------------------------------------------------------------------------
Shareholders' equity                                              923       810
--------------------------------------------------------------------------------
Capital                                                           171       171
--------------------------------------------------------------------------------
Share premium account                                           1 491     1 527
--------------------------------------------------------------------------------
Treasury stock                                                    (17)      (43)
--------------------------------------------------------------------------------
Convertible bonds: option component                               188       188
--------------------------------------------------------------------------------
Retained earnings                                                (942)     (997)
--------------------------------------------------------------------------------
Currency translation adjustments                                   32       (36)
--------------------------------------------------------------------------------
Minority interests                                                  2         2
--------------------------------------------------------------------------------
Total Equity                                                      925       812
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Non-Current liabilities
--------------------------------------------------------------------------------
Long-term borrowings                                              464       619
--------------------------------------------------------------------------------
Earn-out and minority interest buy-out obligations                 28        32
--------------------------------------------------------------------------------
Long-term provisions, pension and post-employment benefits        107       104
--------------------------------------------------------------------------------
Deferred tax liabilities                                            1         1
--------------------------------------------------------------------------------
Other non-current liabilities                                       9         9
--------------------------------------------------------------------------------
Total Non-current liabilities                                     609       765
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------
Current maturities of long-term borrowings (portion due
in less than 1 year)                                              359        84
--------------------------------------------------------------------------------
Bank overdrafts                                                   116        51
--------------------------------------------------------------------------------
Earn-out and minority interest buy-out obligations
(portion due in less than 1 year)                                  53        59
--------------------------------------------------------------------------------
Provisions (portion due in less than 1 year)                       31        17
--------------------------------------------------------------------------------
Accounts payable                                                1 107     1 035
--------------------------------------------------------------------------------
Tax payables                                                       12        12
--------------------------------------------------------------------------------
Other payables                                                    781       726
--------------------------------------------------------------------------------
Other current liabilities                                          17        20
--------------------------------------------------------------------------------
Total Current liabilities                                       2 476     2 004
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                    4 010     3 581
--------------------------------------------------------------------------------

      III. Consolidated statement of changes in equity

--------------------------------------------------------------------------------------------------------------------------------
                                                                            Group share
                                  ----------------------------------------------------------------------------------------------
                                    Number                                          Retained
                                  of shares                           Share         earnings
                                  issued (in                         premium         and net           Treasury         Options/
   (in (euro) million)            thousands)         Capital         account         income             stock            OCEANE
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 1, 2004                298 582             122           1 790           (1 661)             (45)             189
--------------------------------------------------------------------------------------------------------------------------------
Dividends distributed (2)                                              (11)
--------------------------------------------------------------------------------------------------------------------------------
Capital increase(3)                122 513              49             355
--------------------------------------------------------------------------------------------------------------------------------
Conversion of OCEANEs                    1                                                                                 (1)
--------------------------------------------------------------------------------------------------------------------------------
Issue costs                                                            (16)
--------------------------------------------------------------------------------------------------------------------------------
Snyder SNC acquisition
adjustments(1)                                                                           17
--------------------------------------------------------------------------------------------------------------------------------
Stock-options                          121                                                2
--------------------------------------------------------------------------------------------------------------------------------
Treasury stock                         181                                                                 2
--------------------------------------------------------------------------------------------------------------------------------
Currency translation
adjustments(4)
--------------------------------------------------------------------------------------------------------------------------------
Actuarial gains and losses
--------------------------------------------------------------------------------------------------------------------------------
Other                                                                 (591)             594
--------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                                  55
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 31, 2004               421 398             171           1 527             (993)             (43)             188
--------------------------------------------------------------------------------------------------------------------------------
Dividends distributed(2)                                               (30)
--------------------------------------------------------------------------------------------------------------------------------
Stock-options                          345                               1                7
--------------------------------------------------------------------------------------------------------------------------------
Conversion of OCEANEs                    3
--------------------------------------------------------------------------------------------------------------------------------
Treasury stock                       3 862                             (10)              27
--------------------------------------------------------------------------------------------------------------------------------
Currency translation
adjustments(5)
--------------------------------------------------------------------------------------------------------------------------------
Actuarial gains and losses
--------------------------------------------------------------------------------------------------------------------------------
Other                                                                   (7)               7
--------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                                  59
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 31, 2005               425 608             171           1 491             (930)             (16)             188
--------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                 Group share
                                  -----------------------------------------------------------------------------
                                  Charges          Actuarial        Currency
                                  in fair          gains and       translation                        Monority
   (in (euro) million)             value             losses        adjustments        Total           interests
---------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 1, 2004                                                                     395                2
---------------------------------------------------------------------------------------------------------------
Dividends distributed (2)                                                               (11)
---------------------------------------------------------------------------------------------------------------
Capital increase(3)                                                                     404
---------------------------------------------------------------------------------------------------------------
Conversion of OCEANEs                                                                    (1)
---------------------------------------------------------------------------------------------------------------
Issue costs                                                                             (16)
---------------------------------------------------------------------------------------------------------------
Snyder SNC acquisition
adjustments(1)                                                                           17
---------------------------------------------------------------------------------------------------------------
Stock-options                                                                             2
---------------------------------------------------------------------------------------------------------------
Treasury stock                                                                            2
---------------------------------------------------------------------------------------------------------------
Currency translation
adjustments(4)                                                         (36)             (36)
---------------------------------------------------------------------------------------------------------------
Actuarial gains and losses                             (4)                               (4)
---------------------------------------------------------------------------------------------------------------
Other                                                                                     3
---------------------------------------------------------------------------------------------------------------
Consolidated net income                                                                  55
---------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 31, 2004                                   (4)             (36)             810                2
---------------------------------------------------------------------------------------------------------------
Dividends distributed(2)                                                                (30)
---------------------------------------------------------------------------------------------------------------
Stock-options                                                                             8
---------------------------------------------------------------------------------------------------------------
Conversion of OCEANEs
---------------------------------------------------------------------------------------------------------------
Treasury stock                                                                           17
---------------------------------------------------------------------------------------------------------------
Currency translation
adjustments(5)                                                          68               68
---------------------------------------------------------------------------------------------------------------
Actuarial gains and losses                             (8)                               (8)
---------------------------------------------------------------------------------------------------------------
Other                                 (1)                                                (1)
---------------------------------------------------------------------------------------------------------------
Consolidated net income                                                                  59
---------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 31, 2005                  (1)             (12)              32              923                2
---------------------------------------------------------------------------------------------------------------

      (1) The acquisition of Snyder SNC in 2000 was accounted for in compliance with the << Pooling of interests >> method. According to this method, any provision write-back of unused existing provisions as Snyder's liabilities at the acquisition date should be posted to equity. A tax reserve of (euro)17.4 million was then posted in equity in 2004.

      (2)   This includes the Havas dividend and tax paid.

      (3) On October 19, 2004, Havas increased its capital stock by issuing 122,513,404 new shares at a unit issue price of (euro)3.3 and a unit nominal value of (euro)0.4.

      (4) 2004 exchange adjustment impact on shareholders' equity, Group share, was mainly due to the decline of US dollar against the Euro for a total negative amount of (euro)36.0 million.

      (5) 2005 exchange adjustment impact on shareholders' equity, Group share, was mainly due to the increase of US dollar against the Euro for a total positive amount of (euro)65.6 million.

      Dividend per share distributed in 2005 amounted to (euro) 0.07 against
      (euro) 0.05 in 2004. 2006 dividend per share to be proposed to the Annual Shareholders' Meeting is (euro) 0.03.

IV. Statement of recognized income and expenses

------------------------------------------------------------------------------------------
     (in (euro) million)                                             31.12.05     31.12.04
------------------------------------------------------------------------------------------
Net income                                                              68           63
------------------------------------------------------------------------------------------
Net income accounted for against goodwill                               (9)          (8)
------------------------------------------------------------------------------------------
Actuarial losses deducted from equity                                   (8)          (4)
------------------------------------------------------------------------------------------
Changes in fair value of financial assets available for sale            (1)           0
------------------------------------------------------------------------------------------
Currency translation adjustments relating to foreign operations         68          (36)
------------------------------------------------------------------------------------------
Total of income and expenses posted to equity                           59          (40)
------------------------------------------------------------------------------------------
Total of comprehensive income                                          118           15
------------------------------------------------------------------------------------------
Attributable to:
------------------------------------------------------------------------------------------
-- Havas' shareholders                                                 118           15
------------------------------------------------------------------------------------------
-- Minority interests                                                    0            0
------------------------------------------------------------------------------------------

V. Consolidated statement of cash flows

--------------------------------------------------------------------------------
            (in (euro) million)                               2005       2004
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Consolidated net income:
--------------------------------------------------------------------------------
     Group Share                                                59        55
--------------------------------------------------------------------------------
     Minority interests                                          9         8
--------------------------------------------------------------------------------
Elimination of non-cash items
--------------------------------------------------------------------------------
     + Amortization, depreciation and impairment                67        19
--------------------------------------------------------------------------------
     + Changes in deferred taxes                                (7)      (11)
--------------------------------------------------------------------------------
     - (Gains)/losses on disposal of fixed assets              (16)       (9)
--------------------------------------------------------------------------------
     Share of profits of associates                              4        (1)
--------------------------------------------------------------------------------
     Stock-based compensation - Equity settled plans             7         2
--------------------------------------------------------------------------------
     Accrued interest charges                                   23        33
--------------------------------------------------------------------------------
Changes in accounts receivable                                (145)       71
--------------------------------------------------------------------------------
Changes in accounts payable                                     (1)       14
--------------------------------------------------------------------------------
Changes in advances from clients                                (7)       (6)
--------------------------------------------------------------------------------
Changes in other receivables and payables                      (31)      (20)
--------------------------------------------------------------------------------
NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES            (38)      155
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------
Purchase of fixed assets                                       (85)     (119)
--------------------------------------------------------------------------------
     Intangible and tangible                                   (37)      (37)
--------------------------------------------------------------------------------
     Subsidiaries                                              (44)      (76)
--------------------------------------------------------------------------------
     Loans granted                                              (4)       (6)
--------------------------------------------------------------------------------
Proceeds from sale of fixed assets                              41        59
--------------------------------------------------------------------------------
     Intangible and tangible                                    21         6
--------------------------------------------------------------------------------
     Subsidiaries                                               14        48
--------------------------------------------------------------------------------
     Loans repaid                                                6         5
--------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                          (44       (60)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------
Dividends paid to Havas shareholders                           (30)      (15)
--------------------------------------------------------------------------------
Dividends paid to minority shareholders                         (7)       (5)
--------------------------------------------------------------------------------
Proceeds from issuance of stock                                  1       389
--------------------------------------------------------------------------------
Purchase of convertible bonds                                           (502)
--------------------------------------------------------------------------------
Proceeds from long-term borrowings                             109        31
--------------------------------------------------------------------------------
Repayment of long-term borrowings                              (15)     (109)
--------------------------------------------------------------------------------
Net proceeds from disposal of treasury stock                    17         1
--------------------------------------------------------------------------------
NET CASH PROVIDED (USED IN) BY FINANCING ACTIVITIES             75      (210)
--------------------------------------------------------------------------------
Effect of exchange rate changes on net cash                     16       (11)
--------------------------------------------------------------------------------
Effect of changes in consolidation methods                      (5)
--------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET CASH                              4      (126)
--------------------------------------------------------------------------------
NET CASH AT OPENING                                            483       609
--------------------------------------------------------------------------------
NET CASH AT CLOSING                                            487       483
--------------------------------------------------------------------------------
Income tax paid                                                (22)      (26)
--------------------------------------------------------------------------------
Interest income received                                        15        12
--------------------------------------------------------------------------------
Interest expense paid                                          (36)     (106)
--------------------------------------------------------------------------------


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